Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces the unaudited consolidated results of the Company and its subsidiaries (together, the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”), together with comparative figures for the same period of 2024. The interim results have been reviewed by the audit committee of the Company (the “Audit Committee”).

Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

KEY FINANCIAL HIGHLIGHTS

	For the six months ended June 30,
	2025	2024
	(US$’000)	(US$’000)
Revenue	396,733	370,930
Revenue from Haidilao restaurant operation	377,468	356,488
Profit before tax	34,673	628
Profit (Loss) for the period	28,271	(4,649)
Profit (Loss) for the period attributable to owners of the Company	28,352	(4,583)
Profit (Loss) per share (Basic and diluted) (US$)	0.05	(0.01)
Income from operation margin (%)	3.0	5.6

BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS

	As of/For the six months ended June 30,
	2025	2024
Number of restaurants	126	122
Total guest visits (million)	15.5	14.5
Average table turnover rate (times/day)	3.9	3.8
Average spending per guest (US$)	24.2	24.6
Average daily revenue per restaurant (US$’000)	17.7	17.2
Restaurant level operating margin (%)	6.4	8.7

2025 INTERIM PERFORMANCE REVIEW

In the first half of 2025, as global economic growth slows and countries continue to restructure their industrial and trade relationships, delivering superior value-for-money experiences to customers become increasingly critical. We remained committed to our “Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)” management philosophy, with heightened emphasis on sharing benefits with our employees and customers. Our aim was to solidify the management foundation while broadening the customer base.

In the first half of 2025, our Group’s total revenue reached US$396.7 million, representing a 7.0% increase year-on-year (YoY). The average table turnover rate for Haidilao restaurants stood at 3.9 times per day, up by 0.1 times per day YoY. The average same store table turnover rate remained at 3.9 times per day, consistent with the same period in 2024, while same-store revenue posted a 3.0% increase YoY. The restaurant level operating margin stood at 6.4%, down 2.3 percentage points YoY. While this change was anticipated due to our competitive pricing policy, it also indicates room for improvement in the precision management during the operational adjustment phase.

During the Reporting Period, we continued to optimize our global restaurant network through a “bottom-up” approach. As part of our ongoing “Woodpecker Plan,” we opened 8 new Haidilao restaurants and closed 4 underperforming stores in Southeast Asia and East Asia in the first half of 2025. As of June 30, 2025, we operated a total of 126 Haidilao restaurants in international markets, comprising 74 in Southeast Asia, 20 in East Asia, 20 in North America, and 12 in other regions.

Under the “Pomegranate Plan,” the incubation of our secondary brands progressed steadily. In the first half of 2025, revenue from others reached US$11.5 million, representing a 25.0% increase compared to US$9.2 million recorded during the same period in 2024. As of June 30, 2025, we had launched prototype restaurants covering various categories, including hot pot, barbecue, and fast food. We are also preparing to enter new categories – including Chinese, other Asian, and Western fast-food cuisines – as we seek to bring our dining experiences to more customers worldwide.

BUSINESS REVIEW

In terms of restaurant operations, the Company focused on customer value and continued to carry out two initiatives: “Enhancing Value-For-Money (質價比提升)” and “Creating a Differentiated Haidilao Experience (打造不一樣的海底撈).” For our value-for-money enhancement efforts, we evaluated the customer demographics and operational metrics of each country and restaurant, making targeted adjustments to menu pricing and portion sizes to benefit customers. Concurrently, we have progressively rolled out “Creating a Differentiated Haidilao,” upgrading decoration, lighting, and acoustics for a more immersive and interactive experience, especially during late- night dining. As of the date of this announcement, we have also launched fresh-cut meat offerings in several countries, complemented by “Open Kitchen Fresh-Cut Stations (明檔鮮切工作坊)” where customers could observe our meat-cutting processes firsthand – an impactful demonstration of our ongoing product upgrades. Through investments in value-for-money, product innovation, and restaurant ambiance, we aim to deliver a more distinctive dining experience.

In terms of product development, we completed over 700 product upgrades and new product launches worldwide in the first half of 2025. Each market has gradually established a differentiated product portfolio that combines Haidilao’s signature dishes with localized innovations, effectively increasing customer repurchase rates and improving overall satisfaction.

In terms of employee development and team building, the Company assigned each country’s regional manager as the primary focal point for implementing strategies aimed at offering benefits to employees. Each region reviewed and optimized compensation, benefits policies, staff training, and team-building standards, with regular check-ins and updates. Concurrently, we enriched our repertoire of team-building activities, such as recreational events and group outings. We believe these measures – offering tangible benefits and opportunities for growth – will unite employees across all levels and foster a more supportive work environment.

In the first half of 2025, the Company recorded income from operation of US$11.8 million, translating to an income from operation margin of 3.0%. This represents a notable decrease compared to the US$20.9 million recorded for the same period in 2024, primarily due to our strategic allocation of resources toward benefiting both customers and employees, which exerted short-term pressure on the income from operation margin. Nonetheless, the Company firmly believes that such investments will be pivotal for its global expansion and will foster enduring customer loyalty and employee trust. Our focus remains on enhancing management, with a priority on the “Pomegranate Plan” and the ongoing use of the “Woodpecker Plan” for underperforming stores. We will also tackle current challenges by embracing new technology, adjusting our organizational structure, and increasing efficiency.

As of June 30, 2025, the Company recorded profit before tax of US$34.7 million and net profit of US$28.3 million, reversing the net loss of US$4.6 million for the same period in 2024. The profit increase was mainly due to favorable foreign exchange fluctuations during the Reporting Period. The revaluation of non-US-dollar denominated items yielded approximately US$23.8 million in non-cash foreign exchange gains during the Reporting Period, contrasting with a US$19.5 million foreign exchange loss during the same period in 2024.

FUTURE PROSPECT

Looking ahead, we will continue embracing a localized development strategy centered on “Customer Satisfaction” and “Employee Dedication,” striving to evolve SUPER HI INTERNATIONAL into a multi-brand chain catering enterprise:

•	Continuous Enhancement of the Haidilao Dining Experience: We will persist in refining our service capabilities, introducing new products, upgrading dining environments, and creating a more distinctive Haidilao experience so as to offer greater value-added services to our customers.

•	Restaurant Network Expansion and Optimization: Guided by our “bottom-up” approach, we will proactively seek promising locations in existing markets and strategically enter new markets, thereby ensuring steady and sustainable growth. For stores that are underperforming, we will be implementing the “Woodpecker Plan” in a continuous and dynamic manner.

•	Strengthening Internal Management: We will improve our services and products, rationalize menu prices, and undertake suitable marketing efforts to heighten customer satisfaction and broaden our customer base. Concurrently, we will continue to optimize restaurant management and refine our cost structure through prudent cost and expense control, increased staffing efficiency, and cooperation with external partners on more favorable business terms to refine our cost structure.

•	Embracing Technological Advancements: We will broaden and deepen the use of artificial intelligence in restaurant operations and functional management, strengthening our capacity for data consolidation and analytics and increasing frontline operational efficiency.

•	Implementing the “Pomegranate Plan”: We will actively expand our secondary business formats through incubation, exploration, and, where appropriate, strategic acquisitions, thereby diversifying our portfolio and widening our customer reach.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

The Group generated revenue from (i) Haidilao restaurant operation; (ii) delivery business; and (iii) others, primarily consisting of revenue from the sales of hot pot condiment products and food under secondary brands to local guests and retailers.

The Group’s revenue amounted to US$396.7 million for the six months ended June 30, 2025, representing an increase of 7.0% from US$370.9 million for the corresponding period in 2024, primarily driven by an increase of US$21.0 million in revenue from Haidilao restaurant operation.

Haidilao Restaurant Operation

The Group’s revenue from Haidilao restaurant operation amounted to US$377.5 million for the six months ended June 30, 2025, representing an increase of 5.9% from US$356.5 million for the corresponding period in 2024. This increase was mainly due to (i) our ongoing business expansion and increased brand influence; and (ii) our continuous efforts in increasing guest visits and table turnover rates.

Restaurant Network

As of June 30, 2025, we had expanded our restaurant network to 126 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operation by geographic region as of the dates indicated or for the periods indicated:

	As of/For the six months ended June 30,
	2025					2024
					Average					Average
					revenue per					revenue per
	Number of restaurants		Revenue		restaurant(2)	Number of restaurants		Revenue		restaurant(2)

	(US$’000, except number of restaurants and percentages)
Southeast Asia	74	58.7%	190,921	50.6%	2,580	74	60.7%	195,874	54.9%	2,647
East Asia	20	15.9%	61,110	16.2%	3,056	18	14.8%	43,237	12.1%	2,402
North America	20	15.9%	77,171	20.4%	3,859	20	16.4%	73,888	20.7%	3,694
Others(1)	12	9.5%	48,266	12.8%	4,022	10	8.1%	43,489	12.3%	4,349
Total	126	100%	377,468	100%	2,996	122	100%	356,488	100%	2,922

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing revenue generated from Haidilao restaurant operation in the region by the number of Haidilao restaurants as of periods end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

Restaurant Performance

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the periods indicated:

	For the six months ended June 30,
	2025	2024
Total guest visits (million)
Southeast Asia	10.2	10.2
East Asia	2.1	1.6
North America	2.0	1.7
Others(1)	1.2	1.0
Overall	15.5	14.5

Average table turnover rate(2) (times/day)
Southeast Asia	3.7	3.7
East Asia	4.9	4.1
North America	4.0	4.1
Others(1)	3.9	3.9
Overall	3.9	3.8

Average spending per guest(3) (US$)
Southeast Asia	18.6	19.3
East Asia	28.8	27.8
North America	39.4	42.6
Others(1)	39.0	42.3
Overall	24.2	24.6

Average daily revenue per restaurant(4) (US$’000)
Southeast Asia	15.1	15.4
East Asia	19.6	15.7
North America	22.1	21.1
Others(1)	24.0	24.5
Overall	17.7	17.2

Restaurant level operating margin(5) (%)	6.4	8.7

Notes:

(1)	Include Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing the total number of tables served for the periods by the product of total Haidilao restaurant operation days for the periods and the average table count during the periods.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the periods by total guests served for the periods.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days of the periods in the same geographic region.

(5)	Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting certain restaurant level costs and expenses from restaurant level revenue, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers.

Same Store Sales

The following table sets forth details of the Group’s same store sales of Haidilao restaurants by geographic region for the periods indicated:

	For the six months ended June 30,
	2025	2024

Number of same stores(2)
Southeast Asia	61
East Asia	14
North America	17
Others(1)	9
Overall	101

Same store sales(3) (US$’000)
Southeast Asia	172,158	174,158
East Asia	48,706	39,840
North America	68,331	66,060
Others(1)	42,145	41,619
Overall	331,340	321,677

Average same store sales per day(4) (US$’000)
Southeast Asia	15.6	15.8
East Asia	19.3	15.8
North America	22.2	21.4
Others(1)	25.9	25.6
Overall	18.2	17.6

Average spending per guest (US$)
Southeast Asia	18.7	18.8
East Asia	28.8	28.0
North America	40.5	42.8
Others(1)	39.3	42.7
Overall	24.3	24.3

Average same store table turnover rate(5) (times/day)
Southeast Asia	3.7	3.8
East Asia	4.8	4.2
North America	4.0	4.1
Others(1)	4.2	4.0
Overall	3.9	3.9

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison, remained open as of June 30, 2025 and opened for more than 150 days both in six months ended June 30, 2024 and six months ended June 30, 2025.

(3)	Refers to the gross revenue of Haidilao restaurant operation at the same stores for the periods indicated.

(4)	Calculated by dividing the gross revenue of Haidilao restaurant operation at the same stores for the periods by the total Haidilao restaurant operation days at the same stores for the periods.

(5)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operation days for the periods and average table count at the same stores during the periods.

Delivery Business

The Group’s revenue from delivery business amounted to US$7.7 million for the six months ended June 30, 2025, representing an increase of 48.1% from US$5.2 million for the corresponding period in 2024. This increase was primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

Others

Others mainly include sales of hot pot condiment products and food under secondary brands to local guests and retailers.

The Group’s revenue from others amounted to US$11.5 million for the six months ended June 30, 2025, representing an increase of 25.0% from US$9.2 million for the corresponding period in 2024. This increase reflected (i) the increasing popularity of hot pot condiment products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through strategic exploration of diverse business forms.

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group’s other income amounted to US$4.8 million for the six months ended June 30, 2025, representing an increase of 45.5% from US$3.3 million for the corresponding period in 2024. This increase was primarily attributable to higher interest income from bank deposit, partially offset by a decrease in government grants received.

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operation, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group’s raw materials and consumables used amounted to US$134.7 million for the six months ended June 30, 2025, representing an increase of 8.1% from US$124.6 million for the corresponding period in 2024. This increase was mainly due to an increase in food ingredient costs resulting from the enlargement of business scale and revenue increase. As a percentage of revenue, the Group’s raw materials and consumables used increased from 33.6% for the six months ended June 30, 2024 to 34.0% for the six months ended June 30, 2025.

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group’s staff costs amounted to US$140.2 million for the six months ended June 30, 2025, representing an increase of 11.0% from US$126.3 million for the corresponding period in 2024. This increase was mainly due to (i) an increase in the number of employees in line with restaurant network expansion, along with an increase in guest visits and table turnover rate; and (ii) our increased investment in employee benefits and development to enhance staff loyalty and job satisfaction. As a percentage of revenue, the Group’s staff costs increased from 34.1% for the six months ended June 30, 2024 to 35.3% for the six months ended June 30, 2025.

Rentals and Related Expenses

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group’s property rentals and related expenses amounted to US$11.6 million for the six months ended June 30, 2025, representing an increase of 27.5% from US$9.1 million for the corresponding period in 2024. This increase was mainly due to (i) increased short-term lease payments aligned with warehouse leasing expansion to support our restaurant network growth, and (ii) increased property management fees resulting from the opening of new restaurants.

Utilities Expenses

Utilities expenses primarily consisted of expenses on electricity, gas and water.

The Group’s utilities expenses remained relatively stable at US$13.7 million and US$14.1 million for the six months ended June 30, 2024 and 2025, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.7% and 3.6% for the six months ended June 30, 2024 and 2025, respectively.

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily included leasehold improvements, leasehold land and building, machinery, transportation equipment, furniture and fixtures and renovation in progress and right-of-use assets.

The Group’s depreciation and amortization amounted to US$39.7 million for the six months ended June 30, 2025, representing a slightly increase of 1.8% from US$39.0 million for the corresponding period in 2024. As a percentage of revenue, depreciation and amortization remained stable at 10.5% and 10.0% for the six months ended June 30, 2024 and 2025, respectively.

Traveling and Communication Expenses

Traveling and communication expenses mainly consisted of international and regional travel expenses of staff for opening new restaurants and restaurant operation inspection.

The Group’s traveling and communication expenses amounted to US$3.7 million for the six months ended June 30, 2025, representing an increase of 15.6% from US$3.2 million for the corresponding period in 2024. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, traveling and communication expenses remained relatively stable for the six months ended June 30, 2024 and 2025, both at 0.9%.

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) consulting service expenses; (iii) bank charges; (iv) outsourcing service fees; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group’s other expenses amounted to US$40.7 million for the six months ended June 30, 2025, representing an increase of 23.0% from US$33.1 million for the corresponding period in 2024. As a percentage of revenue, other expenses increased from 8.9% for the six months ended June 30, 2024 to 10.3% for the six months ended June 30, 2025. This increase was primarily attributable to (i) an increase in outsourcing service fee of US$3.1 million, stemming from restaurant network expansion; (ii) an increase in consulting fees of US$1.5 million, representing research investments for secondary brand development; and (iii) an increase in business development expenses of US$1.2 million, resulting from intensified marketing efforts.

Other Gains (Losses) – Net

Other gains (losses) – net primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets; (ii) loss or gain on disposal of property, plant and equipment and termination of leases, which represented reversals of right-of-use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iii) net foreign exchange losses or gains, which fluctuated from year-to-year based on exchange rate movements; (iv) net gain arising on financial assets at fair value through profit or loss (“FVTPL”); and (v) others.

The Group recorded net other gains of US$23.4 million for the six months ended June 30, 2025, compared to net other losses of US$18.1 million for the corresponding period in 2024. This change was primarily attributable to the recognition of US$23.8 million in net foreign exchange gains for the six months ended June 30, 2025, compared to net foreign exchange loss of US$19.5 million for the corresponding period in 2024, as a result of fluctuation of exchange rate.

Finance Costs

Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants.

The Group’s finance costs amounted to US$5.5 million for the six months ended June 30, 2025, representing an increase of 41.0% from US$3.9 million for the corresponding period in 2024. This increase was directly attributable to the expansion of our restaurant network, which drove corresponding growth in both lease liabilities and restaurant restoration provisions.

Income Tax Expense

The Group recorded income tax expenses of US$5.3 million and US$6.4 million for the six months ended June 30, 2024 and 2025, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits throughout the six months ended June 30, 2025.

Profit (Loss) for the Period

As a result of the foregoing, the Group recorded net profit of US$28.3 million for the six months ended June 30, 2025. For the corresponding period in 2024, the Group recorded net loss of US$4.6 million. This change was primarily due to the recognition of US$23.8 million in net foreign exchange gains, arising primarily from the unrealized exchange gains generated by the revaluation of monetary items which are denominated in currencies other than the reporting currency (US Dollar) as a result of exchange rate fluctuations in the first half of 2025.

Inventories

Inventories mainly consisted of food ingredients and other materials used in the restaurant operation, the hot pot condiment products for sale and food products under Haidilao brand and secondary brands.

The Group’s inventories amounted to US$35.1 million as of June 30, 2025, representing an increase of 11.4% from US$31.5 million as of December 31, 2024. This increase was primarily attributable to elevated inventory levels maintained to support (i) our newly opened outlets during the first half of 2025, and (ii) anticipated seasonal demand during peak business periods.

The turnover days of inventory increased from 42.8 days for the year ended December 31, 2024 to 44.5 days for the six months ended June 30, 2025. Inventory turnover days equals the average of the beginning and ending inventories for that period divided by raw materials and consumables used for that period and multiplied by 360 days or 180 days.

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group’s current portion of trade and other receivables and prepayments amounted to US$26.6 million as of June 30, 2025, representing a decrease of 13.6% from US$30.8 million as of December 31, 2024. This decrease primarily reflected our strengthened controls over prepayments, as part of ongoing efforts to enhance working capital efficiency.

The Group’s non-current portion of trade and other receivables and prepayments consisted of non-current other receivables and non-current prepayments, which remained relatively stable at US$2.3 million and US$2.1 million as of December 31, 2024 and June 30, 2025, respectively.

The turnover days of trade receivables decreased from 7.7 days for the year ended December 31, 2024 to 6.4 days for the six months ended June 30, 2025. Trade receivables turnover days for each period equals the average of the beginning and ending balances of trade receivables for that period divided by the revenue for the period and multiplied by 360 days or 180 days. The decrease in trade receivables turnover days was driven by higher trade receivable balances at year-end due to holiday season effects.

Trade Payables

Trade payables mainly consisted of the balances due to the Group’s suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group’s trade payables amounted to US$32.3 million as of June 30, 2025, representing an increase of 5.2% from US$30.7 million as of December 31, 2024. The increase reflected our procurement of raw materials to support our enhanced restaurant operations, which was in line with the growth in inventory.

The turnover days of trade payable decreased from 45.5 days for the year ended December 31, 2024 to 42.1 days for the six months ended June 30, 2025. Trade payable turnover days for each period equals the average of the beginning and ending balances of trade payable for that period divided by raw materials and consumables for the period and multiplied by 360 days or 180 days. The decrease in trade payables turnover days was primarily attributable to enhanced controls implemented over our payment cycle management.

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. During the six months ended June 30, 2025, the Company primarily funded its working capital through cash generated from its operations. The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis and strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

Capital Structure

The primary goal of the Group’s capital management is to maintain the Group’s stability and growth, safeguard its normal operations while maximizing shareholders’ value through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the six months ended June 30, 2025. The Group reviews and manages its capital structure on a regular basis and makes timely adjustments in response to changes in economic conditions.

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment and enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. The Group’s cash and cash equivalents amounted to US$258.5 million as of June 30, 2025, representing an increase of 1.5% from US$254.7 million as of December 31, 2024.

Capital Expenditure

Capital expenditure represented additions to (i) leasehold land and building; (ii) leasehold improvements; (iii) machinery; (iv) transportation equipment; (v) furniture and fixture; and (vi) renovation in progress.

The Group’s capital expenditure amounted to US$22.1 million for the six months ended June 30, 2025, which was mainly for the Group’s new restaurants opened and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations, the unutilized proceeds from initial public offering on NASDAQ, and cash and cash equivalents.

Charge on Assets

As of June 30, 2025, the Group charged bank deposits of US$3.0 million to banks to secure rental payments to the lessors.

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the six months ended June 30, 2025 and up to the date of this announcement, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

Financial Ratios

The following table sets forth certain of the Company’s financial ratios as of the date indicated:

	As of
	June 30, 2025	December 31, 2024
Current ratio(1)	2.5	2.5
Gearing ratio(2)	0.3	0.3

Notes:

(1)	Equals current assets divided by current liabilities as of the same date.

(2)	Equals total borrowings divided by total assets as of the same date.

Foreign Exchange Risk and Hedging

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risks. The Group does not use any derivative contracts to hedge against its exposure to currency risks. The Group manages its currency risks by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should the need arise.

The Group currently does not have a foreign exposure hedging policy. However, the management of the Group monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arises.

Contingent Liabilities

As of June 30, 2025, the Group did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group’s business, financial condition or results of operations.

Material Acquisitions and Disposals

Throughout the six months ended June 30, 2025, the Company did not have any material acquisitions or disposals of any subsidiaries, associates and joint ventures for disclosure.

No Material Changes

Saved as disclosed in this announcement, during the Reporting Period, there were no material changes affecting the Group’s performance that needs to be disclosed under Paragraphs 40(2) and 46 of Appendix D2 to the Listing Rules.

Employees and Remuneration Policy

As of June 30, 2025, the Group had a total of 13,651 full-time and part-time employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$140.2 million.

The Group’s remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

Non-IFRS Financial Measure

In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards.

Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards.

Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business.

Restaurant level operating profit is calculated by deducting certain restaurant level costs and expenses from restaurant level revenue, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers.

The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors.

The table set forth below reconciles total revenue to restaurant level revenue:

	For the six months ended June 30,
	2025	2024

	(US$ in thousands)
Total revenue	396,733	370,930
Less: Revenue (Others)	(11,527)	(9,248)
Restaurant level revenue	385,206	361,682

The computation of restaurant level operating margin is as follows:

	For the six months ended June 30,
	2025	2024

	(US$ in thousands)
Restaurant level revenue	385,206	361,682
Less: Restaurant level costs and expenses	(360,390)	(330,319)
Restaurant level operating profit	24,816	31,363
Restaurant level operating margin*	6.4%	8.7%

*	Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the six months ended June 30,
	2025	2024

	(US$ in thousands)
Income from operation(1)	11,811	20,869
Less:
Revenue (Others)	(11,527)	(9,248)
Other income(2)	(1,084)	(1,853)

Add non-restaurant level cost and expenses(3):	6,822	4,108
Raw materials and consumables used(4)
Staff costs	5,800	5,593
Rentals and related expenses	1,035	298
Utilities expenses	917	838
Depreciation and amortization	3,108	2,980
Traveling and communication expenses	621	439
Listing expenses	–	2,460
Other expenses	6,027	4,497
Other losses – net(5)	1,286	382
Restaurant level operating profit	24,816	31,363
Restaurant level operating margin	6.4%	8.7%

Notes:

(1)	Income from operation is calculated by profit for the period excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2)	Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income.

(3)	Non-restaurant level cost and expenses mainly relate to costs associated with revenue (others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4)	Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5)	Other losses – net primarily consist of net impairment loss (reversal) recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the six months period ended June 30,
	Notes	2025	2024

		USD’000 (Unaudited)	USD’000 (Unaudited)
Revenue	5	396,733	370,930
Other income	6	4,783	3,275
Raw materials and consumables used		(134,744)	(124,579)
Staff costs		(140,160)	(126,289)
Rentals and related expenses		(11,583)	(9,109)
Utilities expenses		(14,140)	(13,733)
Depreciation and amortization		(39,688)	(39,022)
Traveling and communication expenses		(3,676)	(3,211)
Listing expenses		–	(2,460)
Other expenses	7	(40,729)	(33,129)
Other gains (losses) – net	8	23,402	(18,119)
Finance costs	9	(5,525)	(3,926)
Profit before tax		34,673	628
Income tax expense	10	(6,402)	(5,277)
Profit (Loss) for the period	11	28,271	(4,649)

Other comprehensive income
Item that may be reclassified subsequently to
profit or loss: Exchange differences arising on translation of foreign
operations		(15,025)	13,252
Total comprehensive income for the period		13,246	8,603
Profit (Loss) for the period attributable to:
Owners of the Company		28,352	(4,583)
Non-controlling interests		(81)	(66)
		28,271	(4,649)

Total comprehensive income attributable to:
Owners of the Company		13,327	8,669
Non-controlling interests		(81)	(66)
		13,246	8,603
Earnings (Loss) per share
Basic and diluted (USD)	12	0.05	(0.01)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at June 30, 2025	As at December 31, 2024
		USD’000 (Unaudited)	USD’000 (Audited)
Non-current assets
Property, plant and equipment	13	158,011	151,901
Right-of-use assets	13	190,826	185,514
Intangible assets		272	278
Deferred tax assets	14	4,388	3,799
Other receivables	15	1,961	1,961
Prepayment	15	175	373
Rental and other deposits		19,295	17,372
		374,928	361,198

Current assets
Inventories		35,143	31,521
Trade and other receivables and prepayments	15	26,629	30,754
Rental and other deposits		4,279	3,378
Pledged bank deposits		2,989	2,855
Bank balances and cash		258,471	254,719
		327,511	323,227

Current liabilities
Trade payables	17	32,269	30,711
Other payables	18	39,261	38,100
Amounts due to related parties		1,084	1,329
Tax payables		2,512	5,411
Lease liabilities		40,972	41,407
Contract liabilities	19	10,798	9,669
Provisions	20	2,599	1,941
		129,495	128,568
Net current assets		198,016	194,659

	Notes	As at June 30, 2025	As at December 31, 2024
		USD’000 (Unaudited)	USD’000 (Audited)
Non-current liabilities
Deferred tax liabilities	14	8,395	7,504
Lease liabilities		174,265	171,219
Contract liabilities	19	2,421	2,980
Provisions	20	12,956	12,493
		198,037	194,196
Net assets		374,907	361,661

Capital and reserves
Share capital	21	3	3
Share premium	21	550,593	550,593
Shares held under share award scheme		*	*
Reserves		(177,241)	(190,568)

Equity attributable to owners of the Company		373,355	360,028
Non-controlling interests		1,552	1,633
Total equity		374,907	361,661

*	Less than USD1,000

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link, #09-04 PLQ 1 Paya Lebar Quarter, Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping together with ZY NP LTD, SP NP LTD and NP UNITED HOLDING LTD (collectively the “Controlling Shareholders”).

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan.

Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollar (“USD”), which is also the presentation currency of the unaudited interim condensed consolidated financial statements.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) as well as the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values.

The accounting policies and methods of computation used in the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2025 are consistent with those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2024.

There are seasonal patterns for hot pot consumption. As such, the Group’s business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, the results of operations may fluctuate from year-to-year/period-to- period and comparison of different periods may not be meaningful.

3.	ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards – For the purpose of preparing and presenting the condensed consolidated financial statements for the six months period ended June 30, 2025, the Group has consistently applied the accounting policies which conform with IFRS Accounting Standards, which are effective for the accounting periods beginning on or after January 1, 2025:

Amendments to IAS 21	Lack of Exchangeability

The adoption of these revised IFRS Accounting Standards pronouncements does not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.

New and revised IFRSs in issue but not yet effective

At the date of authorization of these condensed consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture[1]

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]

Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]

Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards — Volume 11[2]

IFRS 18	Presentation and Disclosure in Financial Statements[3]

1	Effective date is deferred indefinitely.

2	Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

3	Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgements and key sources of estimation uncertainty made by management remain unchanged from the Group’s annual financial statements for the year ended December 31, 2024.

5.	REVENUE

During the six months period ended June 30, 2025, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operations, delivery business and others. Others mainly include sales of hot pot condiment products and food under secondary brands to local guests and retailers.

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Types of services or goods
Haidilao restaurant operations	377,468	356,488
Delivery business	7,738	5,194
Others	11,527	9,248
Total	396,733	370,930
Timing of revenue recognition
At a point in time	396,733	370,930

6.	OTHER INCOME

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Interest income on:
– bank deposits	3,395	1,108
– rental deposits	304	314
	3,699	1,422
Government grants	732	1,259
Others	352	594
	4,783	3,275

7.	OTHER EXPENSES

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Administrative expenses (Note)	9,132	8,372
Consulting services expenses	4,641	3,096
Bank charges	6,560	5,991
Daily maintenance expenses	3,924	3,522
Outsourcing service fee	12,243	9,113
Business development expenses	2,938	1,654
Storage expenses	1,291	1,381
	40,729	33,129

Note:	Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

8.	OTHER GAINS (LOSSES) – NET

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Net impairment reversal (loss) recognized in respect of
– property, plant and equipment (Note 13)	82	552
–right-of-use assets (Note 13)	(464)	32
	(382)	584
(Loss) on disposal of property, plant and equipment and termination of leases	(59)	(586)
Net gain arising on financial assets at fair value through profit or loss	927	1,788
Net foreign exchange gain (loss)	23,761	(19,525)
Others	(845)	(380)
Total	23,402	(18,119)

9.	FINANCE COSTS

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Interests on lease liabilities	5,179	3,754
Interests charge on unwinding of provisions	346	172
	5,525	3,926

10.	INCOME TAX EXPENSE

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Current tax:
– current period	5,815	4,966
– under provision for tax in prior years	267	34
Deferred tax (Note 14)	320	277
	6,402	5,277

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits.

11.	PROFIT (LOSS) FOR THE PERIOD

The Group’s profit (loss) during the six months period has been arrived at after charging:

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Depreciation of property, plant and equipment	20,656	21,331
Depreciation of right-of-use assets	18,965	17,597
Amortization of intangible assets	67	94
Total depreciation and amortization	39,688	39,022
Property and equipment rentals:
– Premises and equipment (short-term leases)	1,472	265
– Restaurants
– Variable lease payments (Note)	1,910	1,863
Subtotal	3,382	2,128
Other rental related expenses	8,201	6,981
Total rentals and related expenses	11,583	9,109
Directors’ emoluments	503	548
Other staff cost:
Salaries and other allowances	127,666	115,828
Employee welfare	5,428	3,897
Retirement benefit contributions	6,563	6,016
Total staff costs	140,160	126,289

Note:	The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

12.	EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share attributable to the owners of the Company is based on the following data:

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Profit (loss) for the period attributable to the owners of the Company for the purpose of calculating earnings (loss) per share	28,352	(4,583)

	For the six months period ended June 30,
	2025	2024
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating earnings (loss) per share	588,366	564,960

Note:	The weighted average number of ordinary shares for the purposes of basis earnings (loss) per share has been determined on the basis that the number of shares issued during the period excluded the 61,933,000 shares held under share award scheme.

No diluted earnings (loss) per share for the six months period ended June 30, 2025 and 2024 was presented as there were no potential ordinary shares in issue for the six months period ended June 30, 2025 and 2024.

13.	PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months period ended June 30, 2025, the Group paid for new additions for property, plant and equipment of USD21,604,000 (six months period ended June 30, 2024: USD16,569,000)

During the six months period ended June 30, 2025, the Group disposed of certain plant and equipment with an aggregate carrying amount of USD590,000 (six months period ended June 30, 2024: USD579,000) for cash proceeds of USD142,000 (six months period ended June 30, 2024: USD24,000), resulting in a loss of USD448,000 (six months period ended June 30, 2024: USD555,000).

During the six months period ended June 30, 2025, the Group entered into several new lease agreements for the use of restaurant operation with lease terms ranged from 24 months to 11 years (six months period ended June 30, 2024: 24 months to 12 years). The Group is required to make fixed-term payments with predetermined annual incremental rental adjustments. On the lease commencement, the Group recognized right-of-use assets of USD10,726,000 (six months period ended June 30, 2024: USD15,040,000) and lease liabilities of USD10,113,000 (six months period ended June 30, 2024: USD14,612,000).

During the six months period ended June 30, 2025, certain leases were terminated by the Group, with right- of-use assets of USD429,000 (six months period ended June 30, 2024: USD197,000) and lease liabilities of USD462,000 (six months period ended June 30, 2024: USD166,000) derecognized, resulting in a gain of USD33,000 (six months period ended June 30, 2024: a loss of USD31,000), which was recognized in other gain (loss), net.

Impairment assessment

As at June 30, 2025, in view of the unfavorable future prospects of some restaurants, the management of the Group concluded there were indications for impairment and conducted impairment assessment on certain property, plant and equipment and right-of-use assets. As at June 30, 2025, the management of the Group also noticed that some restaurants achieved significant improvement in their operations as a result of the optimization of the internal management and the recovery of consumer and catering business in the overseas business, and concluded that there were indications that the impairment losses recognized in prior years for the relevant restaurants may no longer exist or may have decreased. The Group estimated the recoverable amounts of such restaurant (cash generating units (“CGUs”)) to which the asset belongs when it is not possible to estimate the recoverable amount individually, including allocation of corporate assets when reasonable and consistent basis can be established.

The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.0% to 19.4% (2024: 8.1% to 19.6%) per annum, which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate (2024: 0% to 3%) per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Based on the results of the assessments, the management of the Group determined that: 1) the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero; and 2) the recoverable amounts of certain CGUs are higher than the carrying amount. The reversal of impairment loss for the CGUs has been allocated to each category of property, plant and equipment and right- of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount (if determinable) and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. Based on the value in use calculation and the allocation, net impairment reversal of USD82,000 (six months period ended June 30, 2024: net impairment reversal of USD552,000) has been recognized against the carrying amount of property, plant and equipment and net impairment of USD464,000 (six months period ended June 30, 2024: net reversal of impairment of USD32,000) has been recognized against the carrying amount of right-of-use assets.

14.	DEFERRED TAX ASSETS (LIABILITIES)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

	As at June 30, 2025	As at December 31, 2024
	USD’000	USD’000
Deferred tax assets	53,404	51,916
Deferred tax liabilities	(57,411)	(55,621)
	(4,007)	(3,705)

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the period:

	Accelerated tax depreciation	Right-of- use assets	Lease liabilities	Tax losses	Others	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2024	(1,808)	(42,427)	41,752	2,158	973	648
(Charge) credit to profit or loss (Note 10)	(677)	(1,749)	2,465	(418)	102	(277)
Exchange adjustments	1	1,463	(1,491)	12	(4)	(19)

At June 30, 2024	(2,484)	(42,713)	42,726	1,752	1,071	352
(Charge) credit to profit or loss	990	(5,957)	5,920	(365)	(4,679)	(4,091)
Exchange adjustments	(10)	818	(529)	(214)	(31)	34

At December 31, 2024	(1,504)	(47,852)	48,117	1,173	(3,639)	(3,705)
(Charge) credit to profit or loss (Note 10)	108	307	(803)	9	59	(320)
Exchange adjustments	(145)	(1,753)	1,702	27	187	18
At June 30, 2025	(1,541)	(49,298)	49,016	1,209	(3,393)	(4,007)

Deferred tax assets have not been recognized in respect of the following items:

	As at June 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Tax losses (Note i)	122,957	127,280
Other deductible temporary differences (Note ii)	76,170	81,177
	199,127	208,457

Notes:

i.	Included in unrecognized tax losses are losses of USD53,439,000 that will expire in 2026 to 2034 (2024: USD60,558,000 that will expire in 2026 to 2034) and tax losses of USD69,518,000 (2024: USD66,722,000) may be carried forward indefinitely.

No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized.

ii.	As at June 30, 2025, the Group has other deductible temporary differences of USD76,170,000 (2024: USD81,177,000) mainly arising from temporary differences of impairment loss and leasing transactions. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

15.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at June 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Trade receivables (Note)	13,220	14,952
Other receivables and prepayments:
Prepayment to suppliers	10,729	14,584
Others	4,816	3,552
	15,545	18,136
Total	28,765	33,088
Current	26,629	30,754
Non-current	2,136	2,334
	28,765	33,088

Note:	Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

16.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

During the six months period ended June 30, 2025 and 2024, the financial assets at fair value through profit or loss represent investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which is a Level 1 input in terms of IFRS 13: Fair Value Measurement.

17.	TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the reporting period, based on the invoice date, is as follows:

	As at June 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Within 60 days	32,269	30,711

18.	OTHER PAYABLES

	As at June 30, 2025	As at December 31, 2024
	USD’000	USD’000
Staff cost payable	22,206	24,249
Other taxes payables	9,752	8,399
Renovation fee payables	4,987	4,144
Others	2,316	1,308
	39,261	38,100

19.	CONTRACT LIABILITIES

	As at June 30, 2025	As at December 31, 2024
	USD’000	USD’000
Customer loyalty scheme (Note i)	12,266	11,642
Prepaid cards and issued vouchers (Note ii)	953	1,007
	13,219	12,649
Current	10,798	9,669
Non-current	2,421	2,980
	13,219	12,649

Notes:

i.	The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers’ discretion. The amounts disclosed above represented the Group’s expectation on the timing of redemption made by customers.

ii.	The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers’ direction. The amounts disclosed above represented the Group’s expectation on the timing of utilization made by customers.

20.	PROVISIONS

	As at June 30, 2025	As at December 31, 2024
	USD’000	USD’000
Provision for restoration	15,555	14,434
Less: Amounts expected to be paid within one year	2,599	1,941
Amounts shown under non-current liabilities	12,956	12,493

The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

21.	SHARE CAPITAL & SHARE PREMIUM

Share Capital of the Company

	Number	Shown in the condensed consolidated financial
	of shares	statements
		USD’000
Ordinary shares at par value of USD0.000005 each
Authorized:
As at January 1, 2024, June 30, 2024, January 1, 2025 and June 30, 2025	10,000,000,000	–

Issued and fully paid:
As at January 1, 2024	619,333,000	3
Issue of shares	30,966,000	*
As at June 30, 2024, January 1, 2025 and June 30, 2025	650,299,000	3

Share Premium of the Company

	As at June 30, 2025	As at December 31, 2024
	USD’000	USD’000
Balance at January 1,	550,593	494,480
Premium arising on issue of equity shares, net off issuance costs	–	56,113
	550,593	550,593

 * :       Less than USD1,000.

In May 2024, the Company issued 3,096,600 ADSs, with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

22.	CAPITAL COMMITMENTS

At the end of reporting period, the Group had the following capital commitments:

	As at June 30, 2025	As at December 31, 2024
	USD’000	USD’000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the condensed consolidated financial statements	15,655	13,140

23.	RELATED PARTY DISCLOSURES

(A)	Related party transactions

During the six months period ended June 30, 2025 and 2024, the Group has entered into the following transactions with related parties:

Purchase of goods/services from related parties

		For the six months period ended June 30,
Relationship	Nature of transaction	2025	2024
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Purchase of condiment products and instant hot pot products	9,228	7,602

The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis.

The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the “Condiments Formulae”) in regions other than mainland China, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

(B)	Remuneration of key management personnel of the Group

	For the six months period ended June 30
	2025	2024
	USD’000	USD’000
Directors’ fees	126	89
Short term employee benefits	987	650
Performance related bonuses	366	670
Retirement benefit scheme contributions	41	50
	1,520	1,459

24.	SEGMENT INFORMATION

Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.

No individual customer contributes to over 10% of total revenue of the Group during the current and prior periods.

The Group operates mainly in Southeast Asia, North America and others.

The Group’s revenue from external customers by geographic area, based on location of operation, during the current and prior periods is detailed as below:

	For the six months period ended June 30,
	2025	2024
	USD’000	USD’000
Singapore	71,459	80,773
United States of America	52,712	52,370
Malaysia	50,125	44,751
Vietnam	43,570	42,903
Others*	178,867	150,133
Total	396,733	370,930

* :	All other individual countries accounted for less than 10% of total revenue.

The Group’s non-current assets presented below by geographic area excluded other financial assets, other receivables, rental and other deposits prepayments and deferred tax assets.

	As at
	June 30,	December 31,
	2025	2024
	USD’000	USD’000
Singapore	36,068	41,741
United States of America	87,949	84,740
Australia	43,742	41,896
Others ^	181,350	169,316
Total	349,109	337,693

^:	All other individual countries accounted for less than 10% of total non-current assets.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Compliance with the Corporate Governance Code

The Company has adopted the code provisions of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Listing Rules.

In response to the amendments to the CG Code effective on July 1, 2025, the Board has approved changes to the terms of reference for the nomination committee. For details, please refer to the announcement of the Company dated June 30, 2025.

The Company regularly reviews its compliance with CG Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the CG Code throughout the Reporting Period and up to the date of this announcement.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the Reporting Period and up to the date of this announcement.

The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the Reporting Period and up to the date of this announcement.

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale or transfer of treasury Shares) listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or other stock exchanges during the Reporting Period and up to the date of this announcement. As of June 30, 2025, the Company did not hold any treasury Shares.

Audit Committee

The Audit Committee has three members comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and the auditor of the Company, considered and reviewed the Group’s interim results for the six months ended June 30, 2025, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the interim financial results for the six months ended June 30, 2025 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

Events After the Six Months Ended June 30, 2025

The Group had no material events for disclosure subsequent to June 30, 2025 and up to the date of this announcement.

Interim Dividend

The Board has resolved not to declare an interim dividend for the six months ended June 30, 2025.

Publication of Interim Results Announcement and Interim Report

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.superhiinternational.com).

The interim report of the Company for the six months ended June 30, 2025 containing all the information required by the Listing Rules will be published on the same websites and dispatched (if requested) to the shareholders of the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the shareholders, management team, employees, business partners and customers of the Company for their support and contribution to the Group.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, August 26, 2025

As at the date of this announcement, the Board comprises Ms. SHU Ping as chairlady and non-executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.